**Schlitt Investor Services, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2015**

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Common stock | $ | 200 | | |
| Additional paid-in capital | | 52,143 | | |
| Retained earnings (accumulated deficit) | | (23,389) | | |
| **Total stockholders' equity** | | | $ | 28,954 |
| Less: Non-allowable assets | | | | |
| Accounts Receivable | | (6,624) | | |
| Prepaid expenses | | (1,831) | | |
| **Total non-allowable assets** | | | | (8,455) |
| **Net capital** | | | | 20,499 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 1,133 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | (5,000) |
| **Excess net capital** | | | $ | 15,499 |
| Ratio of aggregate indebtedness to net capital | | 0.83: 1 | | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

*See independent auditor's report*